ALSTON&BIRD LLP

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www.alston.com

Martin H. Dozier	Direct Dial: 404-881-4932	E-mail: martin.dozier@alston.com

August 5, 2009

VIA EDGAR AND FACSIMILE

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Wells Timberland REIT, Inc. Registration Statement on Form S-11 Draft Tax Opinion, submitted July 17, 2009 File No. 333-157087

Dear Ms. Garnett:

This letter sets forth the response of our client, Wells Timberland REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission, in your letter dated July 28, 2009 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). On August 5, 2009, the Issuer filed pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response.

1. Comment: Please revise to disclose that you have received an opinion of counsel and name counsel. Please also disclose that counsel’s opinion is expressly conditioned on the assumptions that you will not have positive REIT taxable income in 2009 and that you will not be prohibited from satisfying your distribution obligations in 2010. Revise to clearly state that you will not qualify as a REIT for 2009 if you are unable to satisfy these conditions.

    Response: We have revised pages 10-11 and 107-108 of Amendment No. 2 in response to the Staff’s comment.

2. Comment: Refer to the sixth assumption at the top of page 2 of the opinion. This assumption is not appropriate because the language “or otherwise” exceeds the scope of the existing indebtedness that is fully described in the revised prospectus disclosure. The existence of other prohibitions on distribution on payments is a factual matter that counsel should be able to ascertain. Please provide a revised opinion that limits the scope of this assumption.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Karen J. Garnett

August 5, 2009

    Response: We have removed the qualifier “or otherwise” from the sixth assumption listed on page 2 of the opinion, and this revision is reflected in the opinion filed as Exhibit 8.1 to Amendment No. 2.

3. Comment: Considering the assumptions that counsel has included in the opinion, it appears that counsel is providing a qualified opinion. Please revise the description of the opinion to clarify that your ability to qualify as a REIT is not certain.

    Response: We have revised the description of the opinion on pages 10 and 107 of Amendment No. 2 to describe the opinion as a “qualified opinion.”

4. Comment: We note the disclaimer at the bottom of page 3 that the opinion is rendered “only” to the company and, further, that “no other person is entitled to rely upon it”. Please note that investors are entitled to rely upon the opinions expressed. Please provide a revised opinion that removes these limitations on reliance.

    Response: We have revised the opinion to remove the disclaimers referenced above, and these revisions are reflected in the opinion filed as Exhibit 8.1 to Amendment No. 2.

5. Comment: Please provide a revised opinion that includes counsel’s consent or confirm that you will file a separate consent as an exhibit to the registration statement.

    Response: We have revised the opinion to include our consent to the filing of the opinion, and this revision is reflected in the opinion filed as Exhibit 8.1 to Amendment No. 2.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4932.

Sincerely,

/s/ Martin H. Dozier
Martin H. Dozier

cc:	Mr. Jerard Gibson (Securities and Exchange Commission)
Mr. Leo F. Wells, III
Mr. Kirk Montgomery
Mr. Glen Smith